

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 30, 2023

Zhenyang Shi
Chairman and Chief Executive Officer
POMDOCTOR LIMITED
Yongxu Industrial Park
No.19-23 Hejing Road, Dongsha Street
Liwan District, Guangzhou 510000
People's Republic of China

      Re: POMDOCTOR LIMITED
         Amendment No. 3 to Draft Registration Statement on Form F-1
         Submitted August 23, 2023
         CIK No. 0001877971

Dear Zhenyang Shi:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 3 to Draft Registration Statement on Form F-1 submitted August 23, 2023

Permissions Required from the PRC Authorities for Our Operations and Offerings, page 6

1.   We note your response to comment 8, as well as your revised disclosure, and we reissue the comment in-part. Please state affirmatively whether any permissions or approvals have been denied.

Capitalization, page 74

2.   We note your response to comment 13. Please revise the total liabilities, mezzanine equity and shareholders' deficit amount so that it sums accurately.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 85

3.   We note your response to comment 16 that "the number of doctors issuing prescriptions as
        of December 31, 2021, 2022 and March 31, 2023 represents the cumulative number of
        doctors who have historically issued prescriptions to patients as of the date," and that
        "[s]imilarly, the number of transacting patents as of December 31, 2021, 2022 and March
        31, 2023 represents the cumulative number of registered patients who have historically
        purchased pharmaceutical products on our platform as of the date . . . ." Please revise to
        disclose such statements here. To provide investors with a more current picture of your
        business, please also revise the "operating metrics" table to include the number of doctors
        who issued prescriptions and the number of patients who transacted on your platform in
        2021 and 2022, without accounting for the cumulative amount that includes prior periods.

        You may contact Patrick Kuhn at 202-551-3308 or Joel Parker at 202-551-3651 if you
have questions regarding comments on the financial statements and related matters. Please
contact Brian Fetterolf at 202-551-6613 or Dietrich King at 202-551-8071 with any other
questions.

                                                        Sincerely,

                                                        Division of Corporation Finance
                                                        Office of Trade & Services

cc: Steve Lin